Exhibit 99.1

IAMGOLD CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of the shareholders of IAMGOLD Corporation (the “Corporation” or “IAMGOLD”) will be held at the Arcadian Loft, located at Simpson Tower, 8th floor, 401 Bay Street, Toronto, Ontario, M5H 1A1, on Wednesday, May 4, 2016 at 4:00 p.m. (EDT), for the following purposes:

1.	to receive and consider the annual report of management to shareholders and the annual audited consolidated financial statements of the Corporation for the year ended December 31, 2015 and the report of the auditor thereon;

2.	to elect directors of the Corporation for the ensuing year;

3.	to re-appoint KPMG LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4.	to vote, in a non-binding, advisory manner, on the Corporation’s approach to executive compensation; and

5.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Particulars of the foregoing matters are set forth in the accompanying management information circular. Only shareholders of record as at the close of business on March 31, 2016 are entitled to receive notice of, and vote at, the Meeting and any adjournment or postponement thereof.

Registered shareholders who are unable to be present in person at the Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. In order to be voted, proxies must be received by IAMGOLD Corporation, c/o its registrar and transfer agent, Computershare Trust Company of Canada, by no later than 5:00 p.m. (Toronto time) on May 2, 2016 or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed Meeting. Electronic voting is also available to registered shareholders for this Meeting through www.investorvote.com using the control and access numbers printed on the proxy. Voting instructions provided electronically are in all respects equivalent to, and will be treated in the exact same manner as, voting instructions provided via a paper form of proxy. Further details on the electronic voting process are provided in the enclosed form of proxy. The time limit for deposit of proxies may be waived by the Chairman, at his discretion, and without notice. If you are a non-registered shareholder such that your shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan) on your behalf, and wish to vote on any matter before the Meeting, you should contact such intermediary and carefully follow the instructions of the intermediary or its service company regarding how to vote, including when and where a voting instruction form or proxy is to be delivered.

DATED at Toronto, Ontario as of this 31st day of March, 2016.

BY ORDER OF THE BOARD

“STEPHEN J. J. LETWIN”
STEPHEN J.J. LETWIN
President and Chief Executive Officer